American Express Company 200 Vesey Street New York, NY 10285
February 19, 2016

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Re:	Notice of disclosure filed in the Annual Report on Form 10-K under Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Securities Exchange Act of 1934
Ladies and Gentlemen:
Pursuant to Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Securities Exchange Act of 1934, as amended, notice is hereby provided that American Express Company has made disclosure pursuant to such provisions in its Annual Report on Form 10-K for the year ended December 31, 2015, which was filed with the Securities and Exchange Commission on February 19, 2016.
Sincerely,
American Express Company

By:	Carol V. Schwartz
Name:	/s/ Carol V. Schwartz
Title:	Secretary